Wolseley plc (“the Company”)
Application has been made to the Financial Services Authority and the London Stock Exchange Plc for a total of 2,625,000 Ordinary shares of 25p each (“shares”) to be admitted to the Official List.
It is expected that admission will be granted on 9 October 2007 and trading will commence on 10 October 2007.
These shares are being reserved under a block listing and will be issued pursuant to the following schemes:

Schemes	Shares
Wolseley Irish Sharesave Scheme 2000	25,000
Wolseley Employees Savings Related Share Option Scheme 1981	600,000
Wolseley Share Option Plan 2003	2,000,000
When issued these shares will rank pari passu with the existing Ordinary shares.